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                            August 20, 2021

       Jie Liu
       Chief Executive Officer
       Hongli Group Inc.
       Beisanli Street, Economic Development Zone
       Changle County, Weifang
       Shandong, China 262400

                                                        Re: Hongli Group Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August 9,
2021
                                                            CIK No. 0001855557

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2021.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. Explain whether the VIE
structure is used to replicate foreign investment in Chinese-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never directly hold equity interests in the
 Jie Liu
Hongli Group Inc.
August 20, 2021
Page 2
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
       structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and
       exercise control that results in consolidation of the VIE   s operations
and financial results
       into your financial statements. Identify clearly the entity in which investors are
       purchasing their interest and the entity(ies) in which the company   s
operations are
       conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
FirstName LastNameJie Liu
       Islands holding company with respect to its contractual arrangements with the VIE, its
Comapany    NameHongli
       founders           Group
                 and owners,  andInc.
                                   the challenges the company may face
enforcing these
Augustcontractual   agreements
        20, 2021 Page   2       due to uncertainties under Chinese law and
jurisdictional limits.
FirstName LastName
 Jie Liu
FirstName  LastNameJie  Liu
Hongli Group  Inc.
Comapany
August  20, NameHongli
            2021        Group Inc.
August
Page  3 20, 2021 Page 3
FirstName LastName
5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes
 Jie Liu
FirstName  LastNameJie  Liu
Hongli Group  Inc.
Comapany
August  20, NameHongli
            2021        Group Inc.
August
Page  4 20, 2021 Page 4
FirstName LastName
         the cash held and transferred among entities.
9. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 14

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Results of Operations, page 43

13. We note from your revised disclosures in response to prior comments 15 that fluctuations in the price of steel is one a key factors affecting your financial condition and results of operations. While you state that the price of your raw materials have been relatively stable during the periods presented, please tell us how the recent, significant increase in steel prices during fiscal 2021 might impact your financial condition and results of operations. As necessary, revise to include a discussion of any known trends or uncertainties related to such pricing that you reasonably expect will have a material impact on your results of operations and/or liquidity in the near term. Refer to
         Item 303 of Regulation S-K.
 Jie Liu
Hongli Group Inc.
August 20, 2021
Page 5
Results of Operations, page 45

14. We note your response to prior comment 16. Please provide us with a reconciliation of the individual amounts provided in your revised discussion of sales and marketing, general and administrative, and research and development expenses to the total selling, general and administrative expenses as disclosed in the audited financial statements. As it appears there may be additional selling, general and administrative expenses that are not included in your results of operations discussion, please revise to clarify what such amounts represent and include a discussion of the reason for any significant fluctuations.
Liquidity and Capital Resources, page 48

15. We note your revised disclosures in response to prior comment 19. Please further revise here to include a discussion of any restrictions on the PRC entities' ability to dividend money to the holding company as well as any limitations on the holding company's ability to transfer the proceeds from this offering into the PRC.
16. You state that substantially all of your cash and cash equivalents were held by the company in the PRC. Please revise to clarify, if true, that substantially all your cash and cash equivalents are held by your VIE, Hongli Shandong. Also, revise to discuss any terms of the VIE agreement that may restrict the transfer of funds between the VIE and the WFOE.
17. We note your response to prior comment 20. Notwithstanding your disclosures elsewhere in the filing, please revise here to include a quantified discussion of the purchase commitment associated with your Expansion Plan along with a discussion of how you intend to finance this obligation and the current status of any loan negotiations with the
         Bank of Weifang. Also, ensure that you include a discussion regarding the payment terms agreed to with Yingxuan in the January 2021 letter of intent.
Note 12 - Income Taxes, page F-20

18. Please explain further your response to prior comment 28 where you state that you are not subject to a tax provision in South Korea because you have no presence and do not conduct business in South Korea. In this regard, we note that in 2019 you opened a sales
FirstName LastNameJie Liu
       office in South Korea for business development purposes and that you export a broad
Comapany
       rangeNameHongli
              of product toGroup
                            SouthInc.
                                   Korea. Further, you state that 30% of your
revenue was
       generated  from
August 20, 2021 Page 5  South Korea.
FirstName LastName
 Jie Liu
FirstName  LastNameJie  Liu
Hongli Group  Inc.
Comapany
August  20, NameHongli
            2021        Group Inc.
August
Page  6 20, 2021 Page 6
FirstName LastName
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Arila Zhou, Esq.